Exhibit 99.1

Press Release

28 July 2005

Nippon Boehringer Ingelheim Co., Ltd.

Sankyo Co., Ltd.

Nippon Boehringer Ingelheim to Consolidate Marketing of Alesion® in Joint Agreement with Sankyo

Nippon Boehringer Ingelheim Co., Ltd. (Headquarters: Kawanishi-shi, Hyogo; President: Akio Ohsawa) and Sankyo Co., Ltd (Headquarters: Chuo-ku, Tokyo; President: Takashi Shoda) announced today their agreement that co-marketing, sales and promotional activities for Alesion® will be consolidated under Nippon Boehringer Ingelheim as of 28 September.

Alesion® (generic name: epinastine hydrochloride), discovered and developed by Boehringer Ingelheim, is a once-daily, non-sedative, highly effective anti-allergic agent with tablet and dry-syrup dosage forms prescribed to adults and children. Launched in Japan in 1994 by Nippon Boehringer Ingelheim and Sankyo, Alesion® successfully became a leading brand in its class, widely prescribed for the treatment of allergic symptoms including bronchial asthma, allergic rhinitis, and allergic dermatologic disease.

Takashi Shoda, President of Sankyo, commented, “We are proud to have been a partner of Nippon Boehringer Ingelheim in growing the Alesion® brand and securing its current leading position in the market. Going forward, we are working for the smooth and fair transfer of Alesion® marketing to Nippon Boehringer Ingelheim, and we continue to share with them a commitment to making innovative contributions to patient wellness.”

Akio Ohsawa, President of Nippon Boehringer Ingelheim, commented, “We highly appreciate our relationship with Sankyo, which has nourished the Alesion® brand since its launch. Alesion® remains a core product for Nippon Boehringer Ingelheim. We intend to further strengthen Alesion® brand, to contribute to health-care of allergic patients in Japan, through our new marketing and sales strategy, focused on exceeding our customers’ expectations.”

For more information on Boehringer Ingelheim, please see the international internet website:

www.boehringer-ingelheim.com, www.boehringer-ingelheim.co.jp

For more information on Sankyo, please see the internet website:

www.sankyo.co.jp

Contact:

Nippon Boehringer Ingelheim Co., Ltd. Communications Dept.	Sankyo Co., Ltd. Public Relations Department

3-10-1 Yato Kawanishi, Hyogo 666-0193 Japan	3-5-1, Nihonbashi Hon-cho, Chuo-ku, Tokyo Japan

Tokyo Office:
14F Sumitomo-Fudosan Sarugaku- cho Bldg.	Tel. +81(0)3-5255-7034
2-8-8 Sarugaku-cho, Chiyoda-ku Tokyo	Fax. +81(0)3-5255-7035
Japan

Tel. +81(0)3-5280-7145 Fax. +81(0)3-5280-1133